As filed with the Securities and Exchange Commission on August 8, 2017

1933 Act File No. 333-211845
1933 Act File No. 811- 23159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[ ]	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No. __
[X]	Post-Effective Amendment No. 3

and/or

[ ]	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 6

(Check appropriate box or boxes)

Griffin Institutional Access Credit Fund
(Exact Name of Registrant as Specified in Charter)

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245
(Address of Principal Executive Offices)

310-469- 6100
(Registrant’s Telephone Number, including Area Code)

Copies of information to:
Terrence O. Davis
Holland & Knight LLP
1180 West Peachtree Street, N.W.
Suite 1800
Atlanta GA 30309

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [   ]

It is proposed that this filing will become effective (check applicable box):

[   ] when declared effective pursuant to section 8(c), or as follows:
[   ] immediately upon filing pursuant to paragraph (b) of Rule 486.
[X] on August 11, 2017  pursuant to paragraph (b) of Rule 486.
[   ] 60 days after filing pursuant to paragraph (a) of Rule 486.
[   ] on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

[X] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The sole purpose of this filing is to delay the effectiveness of the Trust’s Post-Effective Amendment No. 2 to its Registration Statement until August 11, 2017.  Post-Effective Amendment No. 2 to the Trust’s Registration Statement relates to Class L of Griffin Institutional Access Credit Fund.  Parts A, B and C of Registrant’s Post-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 3 under the Investment Company Act of 1940, filed on June 9, 2017, are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 8th day of August 2017.

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By:	/s/ Terrence O. Davis

Name:	Terrence O. Davis

Title:	Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
/s/ Kevin Shields Kevin Shields	President and Trustee	August 8, 2017
/s/ Joseph Miller Joseph Miller	Treasurer	August 8, 2017
Randy Anderson*	Secretary and Trustee	August 8, 2017
Robb Chapin*	Trustee	August 8, 2017
Ira Cohen*	Trustee	August 8, 2017
Nathan Headrick*	Trustee	August 8, 2017

*	Affixed by Terrence O. Davis
Attorney-in-Fact - Pursuant to Powers of Attorney (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)